3/24/04

U.S. SECURITIES AND EXCHANGE COMMISSI
WASHINGTON, D.C. 10549

04016230

AA 3/23/2004

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-51565

REPORT FOR THE PERIOD BEGINNING 01/01/03 MM/DD/YY AND ENDING 12/31/03 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ISI CAPITAL, LLC

OFFICIAL USE ONLY

RECD S.E.C.
FEB 27 2004

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
305 Madison Avenue, Suite 1425
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Fraker (212) 972-8300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, CHRISTOPHER DECHIARIO, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ISI CAPITAL, LLC as of December 31, 2003 and 2002, are true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

ISI CAPITAL, LLC

Mark Fraker, Managing Member

Subscribed and sworn to before me this 26 th day of February, 2004

Notary Public

STEPHEN F MURPHY
NOTARY PUBLIC STATE OF NEW YORK
NO 6075340
QUALIFIED NEW YORK COUNTY
COMMISSION EXPIRES JUNE 30, 20 06

This report contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [x] (c) Statement of income.
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in shareholders' equity or partners' or sole proprietor's capital.
- [x] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [x] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.

ISI CAPITAL, LLC
STATEMENTS OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2003 AND 2002
EXHIBIT A

ASSETS	2003	2002
Cash	$ 16,877	$ 24,016
Receivable from clearing broker	-	6,347
Deposit with clearing broker	152,036	151,233
Prepaid NASD registration fees	580	992
Prepaid expenses	-	5,326
Prepaid insurance	1,568	710
Prepaid income taxes	6,700	1,945
Equipment, at cost, net of accumulated depreciation of $39,218 and $30,135 - Note C	10,701	11,245
Security deposit	9,816	9,816
TOTAL ASSETS	$ 198,278	$ 211,630
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities		
Accrued expenses and other liabilities - Note D	$ 15,727	$ 15,345
Subordinated notes payable – Note E	64,000	-
Total Liabilities	79,727	$ 15,345
Commitment - Note G		
Members' capital	118,551	196,285
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 198,278	$ 211,630

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE
NEW YORK, NEW YORK 10016

212-686-7160
TELECOPIER
212-532-6437

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members
ISI Capital, LLC
305 Madison Avenue, Suite 1425
New York, New York 10017

In planning and performing our audit of the financial statements and supplemental schedules of ISI Capital, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risks that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hertz, Herson & Company, LLP

New York, New York
February 5, 2004